UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report, furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968, 333-259914 and 333-266481) and Form F-3 (File No. 333-271884.

EXPLANATORY NOTE

Sequans Communications S.A. (the “Company”) announces that at the combined ordinary and extraordinary meeting of shareholders held on June 30, 2025, the Company’s shareholders approved all of the proposals brought before the meeting, as described in the following Agenda, with the exception of the 17th proposal to approve a capital increase reserved for employees. The results are in line with the recommendations that were made by the Board of Directors.

American Depositary Shares representing 254,350,380 ordinary shares of the Company, and 8,546 ordinary shares, together representing 254,358,926 ordinary shares in total (99.9% of the ordinary shares outstanding as of the record date), were voted at the meeting.

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Sequans Communications S.A.
Resolutions – Combined Ordinary and Extraordinary Meeting of Shareholders

Ordinary Matters

1.Approval of the statutory financial statements for the year ended December 31, 2024
For:      244,073,766
Against:      10,163,100
Abstain/no vote:      122,060

2.    Approval of the consolidated accounts for the year ended December 31, 2024
For:      246,875,806
Against:      7,361,060
Abstain/no vote:      122,060

3.    Appropriation of net profit for the year ended December 31, 2024
For:      246,459,106
Against:      7,415,010
Abstain/no vote:      484,810

4.    Agreements with related parties
For:     190,986,686
Against:      51,414,540
Abstain/no vote:     11,957,700

5.    Approval of the compensation plan for non-executive directors
For:     201,993,506
Against:     52,141,920
Abstain/no vote:     223,500

6.    Renewal of Mr. Richard Nottenburg as director
For:     202,798,896
Against:     51,424,290
Abstain/no vote:      135,740

7.    Appointment of Mr. Jason Cohenour as director
For:     246,499,366
Against:      7,834,980
Abstain/no vote:      24,580

Extraordinary Matters

8.    Acknowledgment of the reconstitution of equity to be more than half of the share capital at December 31, 2024
For:     245,969,406
Against:     7,801,670
Abstain/no vote:      587,850

9.    Setting of the age limit of the chairman of the Board of Directors
For:     206,362,606
Against:      47,775,820
Abstain/no vote:      220,500

10.    Issuance of stock subscription warrants to subscribe up to 2,520,000 ordinary shares (representing, to date, 252,000 ADS); establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of shareholders’ preemptive subscription rights in favor of Ms. Maria Marced Martin and Messrs. Jason Cohenour, Wesley Cummins, Yves Maitre, Richard Nottenburg, Hubert de Pesquidoux, and Zvi Slonimsky; powers to be granted to the Board of Directors
For:     192,423,536
Against:     61,435,270
Abstain/no vote:      500,120

11.    Authorization granted to the Board of Directors to grant stock subscription options to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the beneficiaries of such options; conditions attached to such authorization; powers to be granted to the Board of Directors
For:     190,083,526
Against:     63,739,810
Abstain/no vote:      535,590

12.    Authority delegated to the Board of Directors to issue stock subscription warrants reserved to a specific class of persons and revocation of shareholders’ preemptive subscription rights in favor of such class
For:     189,938,896
Against:     63,717,330
Abstain/no vote:     702,700

13.    Authorization granted to the Board of Directors to issue restricted free shares to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the holders of such restricted free shares; conditions attached to such authorization; powers to be granted to the Board of Directors
For:     190,088,736
Against:     63,819,630
Abstain/no vote:      450,560

14.    Setting an overall ceiling of 12,000,000 ordinary shares (representing, to date, 3,000,000 ADS) for issues of stock subscription options, stock subscription warrants and restricted free shares granted pursuant to resolutions 11, 12 and 13 of this general shareholders’ meeting
For:     204,924,086
Against:     48,894,110
Abstain/no vote:     540,730

15.    Authority delegated to the Board of Directors to carry out a capital increase representing up to a maximum nominal amount of €70,000,000 by issuing shares and/or securities that confer rights to the Company’s equity and/or to securities that confer the right to an allotment of debt securities, reserved to specific classes of persons and revocation of preemptive subscription rights in favor of such classes, and to amend the terms of any debt securities issued under this or prior delegations authorized by the shareholders
For:     189,345,836
Against:     64,376,340
Abstain/no vote:     636,750

16.    Delegation of authority to the Board of Directors to proceed to a reduction of the share capital by buying back shares in view of their cancellation, with terms and timing to be decided by the Board of Directors
For:     202,449,556
Against:     51,578,250
Abstain/no vote:     331,120

17.    Authority delegated to the Board of Directors to decide to increase the share capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees
For:     4,870,415
Against:      248,957,871
Abstain/no vote:      530,640

18.    Amendment to article 3 (“Corporate Purpose”) of the Company by-laws. .
For:     190,885,796
Against:     62,757,250
Abstain/no vote:     715,880

19.    Powers and formalities
For:     202,553,816
Against:     51,195,370
Abstain/no vote:      609,740

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: June 30, 2025	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer